UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                              InterOil Corporation
                              --------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    460951106
                                    ---------
                                 (CUSIP Number)

                                November 14, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                        ------------------------
CUSIP No. 460951106                       13G           Page  2 of 10 Pages
--------------------------------                        ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,842,600
     OWNED BY
       EACH
     REPORTING       ------ ----------------------------------------------------
      PERSON         7      SOLE DISPOSITIVE POWER
       WITH
                            0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,842,600
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,842,600
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

--------------------------------                        ------------------------
CUSIP No. 460951106                       13G           Page  3 of 10 Pages
--------------------------------                        ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,842,600
     OWNED BY
       EACH
     REPORTING       ------ ----------------------------------------------------
      PERSON         7      SOLE DISPOSITIVE POWER
       WITH
                            0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,842,600
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,842,600
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

--------------------------------                        ------------------------
CUSIP No. 460951106                       13G           Page  4 of 10 Pages
--------------------------------                        ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,831,200
     OWNED BY
       EACH
     REPORTING       ------ ----------------------------------------------------
      PERSON         7      SOLE DISPOSITIVE POWER
       WITH
                            0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,831,200
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,831,200
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

     This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of InterOil Corporation, a corporation organized under the laws of New Brunswick, Canada.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is InterOil Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive offices are located at Suite 2, Level 2, Orchid Plaza, 79-88 Abbott Street, Cairns, QLD 4870, Australia.

Item 2(a):          Name of Person Filing:
                    ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to Windmill Master Fund L.P., a Cayman Islands Exempted Limited Partnership ("Windmill"), and several other investment funds (including, but not limited to, Windmill, the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (collectively, the "Shares"); and

     2. Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to Windmill and certain of the Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less; and

     3.   Windmill, with respect to shares of Common Stock directly held by it.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital and as managing member of Duquesne Holdings. Duquesne Capital, Mr. Druckenmiller and Windmill are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None,
---------           --------------------------------------------------
                    Residence:
                    ---------

     The address of the principal business offices of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business offices of Windmill is 2nd Floor, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands.

Item 2(c):          Citizenship:
---------           -----------

     Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America. Windmill is organized under the laws of the Cayman Islands.

Item 2(d):          Title of Class of Securities:
----------          ----------------------------

     Common Stock, no par value ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

     460951106

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------


  A. Duquesne Capital
     -----------------

     (a)  Amount beneficially owned: 1,842,600.
     (b) Percent of class: 6.2%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 29,829,513 shares of Common Stock issued and outstanding as of September 30, 2006, as reflected in the Company's Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 14, 2006.
     (c)  Number of shares as to which such person has:
           (i)   Sole power to vote or direct the vote: -0-
           (ii)  Shared power to vote or direct the vote:  1,842,600
           (iii) Sole power to dispose or direct the disposition: -0-
           (iv)  Shared power to dispose or direct the disposition: 1,842,600

  B. Mr. Druckenmiller
     -----------------
     (a)  Amount beneficially owned: 1,842,600.
     (b)  Percent of class: 6.2%.
     (c)  Number of shares as to which such person has:
           (i)   Sole power to vote or direct the vote: -0-
           (ii)  Shared power to vote or direct the vote:  1,842,600
           (iii) Sole power to dispose or direct the disposition: -0-
           (iv)  Shared power to dispose or direct the disposition: 1,842,600

  C. Windmill
     --------

     (a)  Amount beneficially owned: 1,831,200.
     (b)  Percent of class: 6.1%.
     (c)  Number of shares as to which such person has:
           (i)   Sole power to vote or direct the vote: -0-
           (ii)  Shared power to vote or direct the vote:  1,831,200
           (iii) Sole power to dispose or direct the disposition: -0-
           (iv)  Shared power to dispose or direct the disposition: 1,831,200


Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:            Identification and Classification of the Subsidiary Which
------             ---------------------------------------------------------
                   Acquired the Security Being Reported on by the Parent Holding
                   -------------------------------------------------------------
                   Company:
                   -------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 22, 2006


                                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                  By: /s/ Gerald Kerner
                                      ------------------------------------------
                                      Name:   Gerald Kerner
                                      Title:  Managing Director


                                  STANLEY F. DRUCKENMILLER


                                  By: /s/ Gerald Kerner
                                      ------------------------------------------
                                      Name:   Gerald Kerner
                                      Title:  Attorney-in-Fact


                                  WINDMILL MASTER FUND L.P.

                                  By:  Duquesne Capital Management, L.L.C.,
                                       its investment manager


                                  By: /s/ Gerald Kerner
                                      ------------------------------------------
                                      Name:   Gerald Kerner
                                      Title:  Managing Director





                      [SIGNATURE PAGE TO SCHEDULE 13G WITH
                        RESPECT TO INTEROIL CORPORATION]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Duquesne Capital Management, L.L.C., Stanley F. Druckenmiller and Windmill Master Fund L.P., dated November 22, 2006.

Exhibit 99.2: Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.